Evergreen Omega Fund


Effective at the close of business on
August 25, 2006, the Evergreen Omega Fund acquired the net assets of Evergreen Aggressive Growth
 Fund in a tax-free exchange for Class A, Class B, Class C and Class I shares of the Fund.
 Shares were issued to Class A, Class B, Class C and Class I shares of
Evergreen Aggressive Growth Fund at an exchange ratio of 0.69, 0.71, 0.70 and 0.71 for Class A,
Class B, Class C and Class I shares, respectively, of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized depreciation of $1,066,847. The aggregate net assets of the Evergreen Omega Fund and Evergreen Aggressive Growth
Fund immediately prior to the acquisition were $733,831,066 and $156,989,973, respectively.
 The aggregate net assets of the Fund immediately after the acquisition were $890,821,039.